GRIFFIN SECURITIES, INC.

(S.E.C. NO. 8 - 50186)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021
AND
INDEPENDENT AUDITOR'S REPORT

****

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50186

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING October 1, 2020 (MM/DD/YY) AND ENDING September 30, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Griffin Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 State Street - 3rd floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Julia R. Lancian (Name) 212-509-6932 (Area Code – Telephone Number) julia@griffinsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alperin, Nebbia & Associates, CPA, PA
(Name – if individual, state last, first, and middle name)

375 Passaic Ave. (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

2/24/2009 (Date of Registration with PCAOB)(if applicable) 3397 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adrian Stecyk, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Griffin Securities, Inc., as of September 30, 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HANNAH HEMMER
Notary Public, State of New York
No. 02HE6408030
Qualified in New York County
Commission Expires July 27, 2024

Notary Public

Signature: [signature]

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRIFFIN SECURITIES, INC.

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Griffin Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Griffin Securities, Inc. (the "Company") as of September 30, 2021, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 1998.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
November 22, 2021

GRIFFIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021

ASSETS

Current Assets:		
Cash and cash equivalents	$	222,474
Accounts receivable		45,470
Marketable securities		118,477
Advances to employees		10,000
Other current assets		3,459
Total current assets		399,880
Property and Equipment:		
Office equipment		130,120
Less: accumulated depreciation		(130,120)
		-
Other Assets:		
Rental deposit		43,645
Total Assets	$	443,525

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued expenses and other liabilities	$	43,538
Forgivable loan		95,200
		138,738
Liabilities Subordinated to Claims of General Creditors:		
Subordinated loans from stockholders		200,000
Total Liabilities		338,738
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, 200 shares authorized,		
37.75 shares issued and outstanding, no par value		-
Additional paid in capital		1,065,392
Accumulated deficit		(960,605)
Total Stockholders Equity		104,787
Total Liabilities and Stockholders' Equity	$	443,525

See notes to the Statement of Financial Condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Griffin Securities, Inc., (the "Company"), is a securities broker-dealer servicing primarily institutional clients.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the Statement of Financial Condition. Actual results could differ from the estimates included in the Statement of Financial Condition.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds.

Marketable Securities

Marketable securities are valued at market value with the resulting difference between cost and market included in income. Unrealized gains and losses are included in earnings.

Concentration of Cash

The Company maintains cash accounts with Citibank, N.A. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing deposits the owner may hold in the same ownership category, and the combined total is insured up to at least $250,000.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Bad Debts

It is the policy of management to review outstanding receivables at year end, as well as the bad debt write offs experienced in the past and establish an allowance for doubtful accounts for uncollectible amounts.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with ASC Topic 820-10-35, the Company groups investments at fair value into three levels based on the markets in which the investments are traded and the reliability of the assumptions used to determine fair value. These levels are:

Basis of Fair Value Measurement

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Prices or valuation that require inputs that are significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At September 30, 2021, the Company has classified all of its securities owned at fair market value at Level 1 for ASC Topic 820-10-35 purposes.

Revenue Recognition

Research service fees are recognized when services are provided and collectability is reasonably assured. Investment banking and advisory fees are recognized at the point in time that performance of obligations under the respective arrangements are completed. Such obligations include, but are not limited to, marketplace analysis, preparation of required placement memoranda and market presentations and initial investor introductions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a Subchapter C corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the Statement of Financial Condition but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Retirement Plan

The Company maintains a 401(k) retirement plan covering substantially all employees. The Company matches 100% of the first 4% of the active participant's compensation contributed to the plan.

2. OTHER CURRENT ASSETS

Other current assets consisted of the prepaid FINRA fee and prepaid insurance at September 30, 2021.

3. RELATED PARTY TRANSACTIONS

The Company subleases office space from a related party owned by two shareholders.

4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2021, the Company had net capital of $258,720, which was $158,720 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.17 to 1.

The Company relies on Footnote 74 of the 2013 Release to the Securities and Exchange Act to be compliant with the provisions of SEC Rule 15c3-3.

5. <u>INCOME TAXES</u>

During the fiscal years prior to the current year, the Company incurred net operating losses. Such losses were partially offset by gains in the current year. In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductive. Management has determined that a valuation allowance against the deferred tax asset is appropriate in light of the companies operating losses in prior years. However, due to the accumulated losses, the Company has established net operating loss carry forwards of $625,000 for Federal and $838,000 for state available to offset future taxable income. This carry forward begins expiring in 2039. A previously established carryforward for federal has been fully utilized.

The Company complies with the provisions of Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that no additional provision or liability for uncertain income tax positions is necessary.

The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City. The Company is no longer subject to U.S. federal income tax examination by tax authorities for years before 2017.

6. <u>FORGIVABLE LOANS</u>

During the prior year, the Company obtained a Paycheck Protection Program loan from the Federal Government in the amount of $96,400. Such amount was fully forgiven as of September 30, 2021.

During the current year, the Company obtained a Second Paycheck Protection Program loan from the Federal Government in the amount of $95,200. The Company anticipates such amount to be forgiven during the year ending September 30, 2022.

7. <u>LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS</u>

The Company has entered into Subordinated Debt Arrangements in the amount of $200,000. Such arrangement carries a 5% per annum interest rate and matures in the fiscal year ended September 30, 2022.

8. <u>COMMITMENTS AND CONTINGENCIES</u>

The Company sub-leases office space from a related party owned by two shareholders under month-to-month arrangement.

9. COVID-19 IMPACT

Since December 31, 2019, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. These restrictions continue through September 30, 2021 and to the time of the Statement of Financial Condition was issued. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the Statement of Financial Condition.

10. SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the Statement of Financial Condition was available to be issued, and no such events require disclosure.